Filed Pursuant to Rule 433
Registration No. 333-202354

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

Issuer	Autocallable Market-Linked Step Up Notes Linked to the Energy Select Sector Index Bank of America Corporation (“BAC”)	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Principal Amount Term Market Measure	$10.00 per unit Approximately two years, if not called The Energy Select Sector Index (Bloomberg symbol: “IXE”)
Automatic Call	The notes will be called automatically on the Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Date	Approximately one year from the pricing date
Call Amount	[$11.30 to $11.40] if called on the Observation Date, to be determined on the pricing date
Payout Profile at Maturity	• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
• If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
• 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Step Up Value	130% of the Starting Value
Step Up Payment	$3.00 per unit, a 30% return over the principal amount
Threshold Value Interest Payments	100% of the Starting Value None
Preliminary Offering	http://www.sec.gov/Archives/edgar/data/70858/000152041216005236/bac-wv3anpsxiqufdb3r_1619.htm
Documents
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

  If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.
  Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
  The initial estimated value of the notes on the pricing date will be less than their public offering price.
  If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
  If called, your return on the notes is limited to the Call Premium.
  You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
  The securities included in the Market Measure are concentrated in a single sector; the Market Measure is heavily concentrated in a small number of index components.
  Additional conflicts of interest may exist because of MLPF&S and its affiliates’ roles in the Market Measure.
  Final terms will be set on the pricing date within the given range for the specified Market Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

  Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BAC’s Central Index Key, or ClK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.